EXHIBIT 99.1

                 [Seaway Financial Corporation Letterhead]

                             November 1, 1996

Dear Shareholder:

          You are cordially invited to attend a special meeting of shareholders of Seaway Financial Corporation ("Seaway") to be held on December 5, 1996, at 7:00 p.m., local time, at the Crystal Gardens, 1200 Gratiot Boulevard, Marysville, Michigan.

          At the special meeting you will be asked to consider and vote upon a proposed Agreement and Plan of Merger (the "Plan of Merger") between Seaway and Old Kent Financial Corporation ("Old Kent"), pursuant to which Seaway would be merged with and into Old Kent (the "Merger"). If the proposed Merger is approved by the shareholders of Seaway and is consummated, each share of Seaway Common Stock outstanding at the time the Merger becomes effective will be converted into Old Kent Common Stock. The number of shares of Old Kent Common Stock to be received for each share of Seaway Common Stock would be based on an Exchange Ratio equal to $43.9057 (the "Purchase Price Per Share") divided by the average of the per share closing prices of Old Kent Common Stock reported on The NASDAQ Stock Market during the 10 consecutive trading days ending on the tenth business day before the date of the closing. Notwithstanding such average, the per share price of Old Kent Common Stock to be used in calculating the Exchange Ratio (the "Calculation Price") will not be more than $38.4524 per share nor less than $34.6429 per share unless certain conditions exist, Seaway requests a decrease in the Calculation Price and Old Kent agrees to such decrease. In no event will the Calculation Price be less than $31.0655. The Exchange Ratio is also subject to upward or downward adjustment upon the occurrence of certain events specified in the Plan of Merger.

          Details of the proposed Merger and other important information appear in the enclosed Prospectus and Proxy Statement, which I urge you to read carefully. The proposed Merger will not be consummated until after it is approved by the Board of Governors of the Federal Reserve System and certain other conditions are satisfied.

          The Plan of Merger has been unanimously adopted by the Board of Directors of Seaway. Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger, believes that the Merger is fair to and in the best interests of Seaway's shareholders and recommends that it be approved. Austin Financial Services, Inc., Seaway's financial adviser, has rendered a written opinion to the Board of Directors that the terms of the Merger are fair, from a financial point of view, to the holders of Seaway Common Stock.




          It is important that your shares be represented at the special meeting. I therefore urge you to complete the enclosed proxy card promptly and then sign, date and return the completed proxy card in the enclosed postage-paid envelope provided for that purpose. You may revoke your proxy at any time prior to its exercise, and you may attend the special meeting and vote in person, even if you have previously returned your proxy card.

                                   Sincerely yours,

                                      /S/ FRANKLIN H. MOORE, JR.

                                   Franklin H. Moore, Jr.
                                   Chairman and Treasurer


   YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE PLAN OF MERGER. PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY.